UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                to
Commission file number 0-24100
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION
The financial statements filed as a part of the annual report of the plan include:
1.	Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

2.	Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Financial Statements
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
  Home Federal Savings Bank Employees’
  Savings and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 28, 2010

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Investments, at fair value:
Cash and cash equivalents	$9,113	10,559
Collective trust fund	656,525	548,476
Common stock	283,009	223,601
Mutual funds	6,641,788	4,573,218

Total investments, at fair value	7,590,435	5,355,854

Participant loans	66,721	71,466
Employer contributions receivable	—	10,474

Net assets available for benefits, before adjustment	7,657,156	5,437,794

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,310)	30,696

Net assets available for benefits	$7,655,846	5,468,490

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Contributions:
Employer	$166,469	176,432
Employee	872,027	863,860
Rollover	3,654	62,608

Total contributions	1,042,150	1,102,900

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Mutual funds	1,383,528	(2,507,196)
Common stock	(3,786)	(932,801)
Net (depreciation) appreciation in contract value of collective trust fund	(15,168)	48,623

Total net appreciation (depreciation)	1,364,574	(3,391,374)

Interest	4,857	6,259
Dividends	98,355	237,569
Less asset management fees	(8,805)	(12,508)

Net investment income (loss)	1,458,981	(3,160,054)

Distributions	(313,775)	(602,612)

Net increase (decrease) in net assets available for benefits	2,187,356	(2,659,766)

Net assets available for benefits:
Beginning of year	5,468,490	8,128,256

End of year	$7,655,846	5,468,490

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Custodian of Investments

TD Ameritrade Trust Corporation is the trustee and custodian of all Plan assets.

(c)	Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan. Alliance Benefit Group performs the participant accounting.

(d)	Valuation of Investments and Participant Loans

Investments are stated at fair value. The Plan holds investments in guaranteed investment contracts (GICs) as part of the collective trust fund. GICs are reported at fair value. The fair values of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. As required by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946-210-45, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds.Interest income is recorded on the accrual basis.

Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost. Participant loans are valued at cost.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)	Costs and Expenses

Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $25,395 and $0 in 2009 and 2008, respectively.
(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(g)	Benefits

Benefits are recorded when paid.

(h)	Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosures through June 28, 2010, the date that the Plan’s financial statements were available to be issued.

(i)	New Accounting Pronouncements

In June 2009, the FASB launched its Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the Codification). The Codification became the exclusive authoritative source of nongovernmental U.S.generally accepted accounting principles (GAAP) for annual periods ending after September 15, 2009. All U.S. GAAP accounting literature is now known as the “Accounting Standards Codification” (ASC) and updates to the Codification are now issued as “Accounting Standards Updates” (ASU). The Codification did not change GAAP but reorganized the literature. The Plan adopted the Codification for the year ended December 31, 2009.

In May 2009, the FASB issued SFAS No. 165 (ASC 855), Subsequent Events. This accounting pronouncement regarding subsequent events establishes general standards of accounting for, and requires disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Plan adopted the provisions of this pronouncement for the year ended December 31, 2009. The adoption of these provisions did not have a material effect on the Plan’s financial statements.
(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.
(a)	General

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

All Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates.

(b)	Funding Policy

Participants have the ability to contribute up to 50% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $16,500 and $15,500 during 2009 and 2008, respectively. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants
(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
over the age of 50 were allowed to contribute an additional $5,500 and $5,000, during 2009 and 2008, respectively, as a “catch-up” contribution as allowed by the tax law changes of 2001.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2009 or 2008.

Effective January 1, 2007, the Plan was amended to provide that new employees are automatically enrolled in the Plan on the first of the month following 30 days of employment unless the employee elects not to participate (Automatic Enrollment Provision). Automatic contributions for these new employees are initially deducted at a rate of 4% of the employee’s compensation and are increased in 1% increments on January 1 of each year up to a maximum total contribution of 12%. The Company matches 25% of these automatic contributions not in excess of 8% of the participant’s annual salary. The employee has the right at any time to decline participation in the Plan or change the amount of the automatic contribution up to the maximum allowed 50% of their monthly compensation.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

During 2008, the Company inadvertently failed to deduct employee contributions for those new employees who should have been automatically enrolled in the Plan under the Automatic Enrollment Provision of the Plan. Because of this error, the Company has paid both the employee share and the Company match for these employees based on the amounts outlined in the Automatic Enrollment Provision of the Plan for the period when there was no employee election to not participate in the Plan or the employee had not specified a contribution amount. A contribution receivable from the Company totaling $10,474 was recorded for these contributions in the accompanying financial statements at December 31, 2008. These amounts have been allocated to the respective Plan participants during 2009.

(d)	Vesting

Participants are immediately vested in their contributions and the actual earnings thereon.

Employees hired after January 1, 2002 are subject to a 3-year cliff vesting for the employer matching contributions. All other employees are immediately vested in the employer contributions received during the plan year.

Forfeited amounts totaled $5,178 and $7,662 for 2009 and 2008, respectively, and are used to reduce future employer match obligations or plan fees. In 2009, these forfeitures plus forfeitures from prior years and earnings on prior year forfeitures of $4,422 and $626 were used to reduce current year employer contributions and Plan fees, respectively.
(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, except loans used to purchase a primary residence which may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

(f)	Concentration of Market Risk

At December 31, 2009 and 2008, approximately 4% of the Plan’s net assets were invested in the common stock of HMN Financial, Inc. The underlying value of the HMN Financial, Inc. Common Stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(g)	Distributions

Upon termination of employment for any reason, the vested portion of the participant’s account balance becomes fully payable.

(h)	Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. All members of the controlled group participated in the Plan.
(3)	Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4)	Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.
(a)	American Funds Europacific Fund A

This fund invests in growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. It invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash. Normally, at least 80% of assets must be invested in securities of issuers domiciled in Europe or the Pacific Basin.
(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(b)	American Funds Growth Fund A

This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund may invest in cyclical companies, turnarounds and value situations. It invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

(c)	American Funds AMCAP Fund A

This fund seeks to provide long-term growth of capital. It invests in established growth companies of any size with records of steady, above-average earnings and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

(d)	Dodge & Cox Stock Fund

The objective of this fund is long-term growth of principal and income. The fund invests primarily in a diversified portfolio of common stocks.

(e)	Galliard/Wells Fargo Stable Value Fund M

This fund invests in investment instruments issued by highly rated financial institutions. These instruments include guaranteed investment contracts, bank investment contracts and security-backed contracts. Safety of principal, consistency of returns with minimal volatility and liquidity for participant-initiated withdrawals are key objectives of the fund.

(f)	T. Rowe Price Mid Cap Growth Advisors

This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. Current income, if considered at all, is a secondary objective.

(g)	Royce Premier

This fund seeks capital appreciation by investing primarily in stocks of small companies, as determined by either market capitalization or assets.

(h)	Wells Fargo Government Securities Fund

This fund invests primarily in high-quality bonds issued by the U.S. government or its agencies. The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation.

(i)	Vanguard 500 Index

This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 Index while keeping transaction costs low.
(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(j)	Vanguard Mid Cap Index

This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate that composition and total return of the S&P 400 Mid Cap Index while keeping transaction costs low.

(k)	Vanguard Wellesley

This fund seeks total return by investing in a relatively fixed combination of both stocks and bonds. In general, these funds will hold a minimum of 25% in stocks and 25% in bonds at any time.

(l)	HMN Financial, Inc. Common Stock

The fund invests in the common stock of HMN Financial, Inc., the holding company of Home Federal Savings Bank.
(5)	Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2009 and 2008:

	Fair value
	2009	2008
American Funds AMCAP Fund A	$483,611	319,242
American Funds Europacific Fund A	928,033	637,390
American Funds Growth Fund A	517,556	343,441
Dodge & Cox Stock Fund	872,265	582,994
Galliard/Wells Fargo Stable Value Fund M	656,525	548,476
Royce Premier	888,826	642,393
T. Rowe Price Mid Cap Growth Advisors	432,911	*241,724
Vanguard 500 Index	668,850	469,483
Vanguard Mid Cap Index	788,582	516,682
Vanguard Wellesley	429,867	340,194
Wells Fargo Government Securities Fund	631,287	479,675

*	Not greater than or equal to 5% of Plan’s net assets available for plan benefits
(6)	Fair Value Measurements
The Plan adopted ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), effective January 1, 2008, which governs the application of generally accepted accounting principles that require fair value measurements of the Plan’s assets and liabilities and expands disclosures about fair value measurements. Fair value is an estimate of the price the Plan would receive upon selling a security in an orderly transaction between market participants in the principal or most advantageous market of the security. ASC 820 establishes a three-tiered hierarchy, which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Various inputs are used in determining the value
(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
of the Plan’s investments, as described in note 1(d) above. These inputs are summarized in the three broad levels listed below:
Level 1	Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 are money market funds and publicly traded equity securities, including exchange traded mutual funds. The quoted prices for these investments are not adjusted because of the size of the position relative to trading volume (blockage factor).

Level 2	Pricing inputs are other than quoted prices in active markets for identical or similar instruments. Investments which may be included in this category are publicly traded equity securities with restrictions (e.g., lock-up agreements) or equity or debt securities of private companies provided the transaction is both recent and between willing parties for the same securities and therefore could be used as an estimate of the theoretical exit price.

Level 3	Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. Fair value for these investments is estimated using valuation methodologies that consider a range of factors in estimating the exit price from the perspective of market participants, as discussed in note 1(d). Investments that are included in this category generally are privately held debt and equity securities.
Valuation levels are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the Plan’s assets that are measured at fair value at December 31, 2009 and 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

	December 31, 2009
	Cash	Collective	Common	Mutual
	equivalents	Trust Fund	stock	funds	Total
Level 1	$9,113	—	283,009	6,641,788	6,933,910
Level 2	—	656,525	—	—	656,525
Level 3	—	—	—	—	—

	$9,113	656,525	283,009	6,641,788	7,590,435

	December 31, 2008
	Cash	Collective	Common	Mutual
	equivalents	Trust Fund	stock	funds	Total
Level 1	$10,559	—	223,601	4,573,218	4,807,378
Level 2	—	548,476	—	—	548,476
Level 3	—	—	—	—	—

	$10,559	548,476	223,601	4,573,218	5,355,854

For the year ended December 31, 2009 and 2008, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(7)	Income Tax Status

The Internal Revenue Service (the IRS) determined and informed the Company by a letter dated May 11, 1994 that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (the IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999, the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on March 15, 2000. The Plan was also amended during 2003 and a favorable determination letter was received on November 17, 2003; therefore, no provision for income taxes has been included in the Plan’s financial statements. The Company believes the Plan continues to qualify and operate as designed.

(8)	Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Alliance Benefit Group (ABG). ABG is appointed as the third-party administrator of the Plan as defined by the Summary Plan Document and is a party-in-interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 to the Form 5500:

Net assets available for benefits per the financial statements	$7,655,846
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,310

Net assets available for benefits per the Form 5500	$7,657,156

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

Change in net assets available for benefits per the financial statements	$2,187,356
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	32,006
Employer contribution receivable paid in 2009	10,474

Change in net assets available for benefits per the Form 5500	$2,229,836

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of	Current
Description	units	value
American Funds AMCAP Fund A	29,133.220	$483,611
American Funds Europacific Fund A	24,205.363	928,033
American Funds Growth Fund A	18,937.280	517,556
Dodge & Cox Stock Fund	9,072.866	872,265
Galliard/Wells Fargo Stable Value Fund M	14,763.322	656,525
Royce Premier	54,495.774	888,826
T. Rowe Price Mid Cap Growth Advisors	9,256.163	432,911
Vanguard 500 Index	6,514.559	668,850
Vanguard Mid Cap Index	48,201.835	788,582
Vanguard Wellesley	21,102.971	429,867
Wells Fargo Government Securities Fund	59,109.236	631,287
Fidelity Advisor Daily Prime Money	5,195.050	5,195
TD Bank USA Institutional Money Market	0.050	0
TD Bank USA Money Market Account	3,917.798	3,918
* HMN Financial, Inc. Common Stock	67,383.000	283,009

Total investments		7,590,435

Participant loans (5.50% to 9.25%) (maturing 2010 through 2014)		66,721

Total assets		$7,657,156

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Date: June 28, 2010	By:	/s/ Jon Eberle
Jon Eberle
		Title:	Principal Financial Officer, Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number
23	Consent of Independent Registered Public Accounting Firm